Filed by Tailwind Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tailwind Acquisition Corp.

Commission File No. 001-39489

FOR IMMEDIATE RELEASE

QOMPLX Welcomes Carol DiBattiste as General Counsel

She Brings Extraordinary Senior Executive Experience Spanning the Public and Private Sectors

TYSONS, Va, June 09, 2021 -- QOMPLX, a global leader in cloud-native risk analytics, announced today that Carol DiBattiste will join the company as General Counsel and Corporate Secretary in July, 2021. In this role, DiBattiste will lead QOMPLX’s legal, compliance, and people functions, reporting directly to Chief Executive Officer Jason Crabtree.

“We are thrilled to welcome Carol DiBattiste to our leadership team”, said CEO Jason Crabtree. “Her outstanding professional record speaks for itself, spanning senior roles in both the public and private sectors. Her proven ability to serve as a partner and advisor to Boards of Directors and management teams will aid QOMPLX as we complete our transition to public company operations.”

DiBattiste was previously Chief Legal and Compliance Officer at Comscore, where she spearheaded the company’s efforts on a wide range of legal matters, including strategic initiatives and governance, technology alliances, business transactions, intellectual property protection and litigation. Notably, she led the company's data security policies, overseeing the company's approach and commitments to consumer privacy.

“I’m excited to join QOMPLX at this critical time of growth for the company,” said Ms. DiBattiste. “I look forward to working with Jason, Andrew, and the entire QOMPLX team to support the company’s continued success, while maintaining a commitment to excellence and integrity in all legal and regulatory matters.”

Prior to joining Comscore, Ms. DiBattiste enjoyed a long and successful legal career at the highest levels of the federal government. She served as the Executive in Charge and Vice Chairman of the Board of Veterans’ Appeals at the U.S. Department of Veterans Affairs, as well as in senior positions in the Departments of Defense, Justice and Homeland Security. Among her many distinguished roles, she served as the Under Secretary of the United States Air Force, Department of Defense, confirmed by the U.S. Senate, where she led a $70 billion, 710,000 military and civilian department responsible for recruiting, training and education, and readiness, and earlier as Principal Deputy General Counsel for the U.S. Navy.

In the private sector, Ms. DiBattiste has served in five public companies in senior legal roles around privacy, security, compliance, and litigation, including Comscore, Geeknet, ChoicePoint, Reed Elsevier/LexisNexis and Education Management Corporation. Earlier in her career, Ms. DiBattiste was a partner in the international law firm of Holland & Knight.

Ms. DiBattiste laid the foundation for her civilian government service as federal prosecutor and Deputy United States Attorney in the Southern District of Florida, and as the Director of the Executive Office for United States Attorneys, where she led the operations of the 94 United States Attorneys’ Offices nationwide.

Ms. DiBattiste graduated with a B.A. from LaSalle University, and holds a J.D. from Temple University School of Law, and an LL.M. from Columbia University School of Law. In addition, she has completed the Strategic Leadership Program at Harvard Business School and served in the U.S. Air Force as an officer and judge advocate (JAG).

FOR IMMEDIATE RELEASE

About QOMPLX

QOMPLX helps organizations make intelligent business decisions and better manage risk through our advanced, proprietary risk cloud. We are the leaders at rapidly ingesting, transforming, and contextualizing large, complex, and disparate data sources through our cloud-native data factory in order to help organizations better quantify, model, and predict risk.  Our specialized experts and technology solutions in cybersecurity, insurance, and finance power leading global corporations and mission critical public sector agencies.

For more information, visit qomplx.com and follow us @QOMPLX on Twitter.

CONTACT:

James Faeh - Director of Corporate Communications

james.faeh@qomplx.com

DISCLAIMERS:

Additional Information

In connection with the transactions contemplated by the Business Combination Agreement, dated March 1, 2021, by and among Tailwind Acquisition Corp. (“Tailwind”), Compass Merger Sub, Inc., QOMPLX, Inc. (“QOMPLX”), and Rationem, LLC, in its capacity as the representative of the stockholders of QOMPLX (such transactions, the “Business Combination”), Tailwind has filed with the the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement including a preliminary prospectus and preliminary proxy statement. Tailwind will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Tailwind will send to its stockholders in connection with the Business Combination. Investors and security holders of Tailwind are advised to read, when available, the proxy statement/prospectus in connection with Tailwind’s solicitation of proxies for its extraordinary general meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Tailwind as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 1545 Courtney Avenue, Los Angeles, CA 90046.

FOR IMMEDIATE RELEASE

Participants in the Solicitation

Tailwind, QOMPLX and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tailwind’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Tailwind’s directors and officers in Tailwind’s filings with the SEC, including the Registration Statement filed with the SEC by Tailwind, which will include the proxy statement of Tailwind for the Business Combination. The names and interests of QOMPLX’s directors and executive officers are also in the Registration Statement filed with the SEC by Tailwind, which includes the proxy statement of Tailwind for the Business Combination.